Exhibit (a)(5)(xxxiv)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

AGREEMENT REACHED: HEARING FOR ORACLE LAWSUIT AGAINST

PEOPLESOFT POSTPONED

REDWOOD SHORES, Calif., July 1, 2003—(http://www.oracle.com/tellmemore/?1837810) Oracle Corporation (NASDAQ: ORCL) and the other parties in the Delaware Chancery Court litigation relating to Oracle’s tender offer for PeopleSoft, Inc., have mutually agreed to postpone the hearing originally scheduled for July 16. Discovery in the cases will continue and the parties have agreed to meet with the court on July 25.

“This is simply a postponement of the hearing date, which made sense to all parties given the second request Oracle received from the Department of Justice yesterday and the longer timetable it implies,” said Jim Finn, Oracle spokesperson. “Oracle continues to maintain that PeopleSoft and its board have breached their fiduciary duties to PeopleSoft’s shareholders, and Oracle will continue to seek redemption of the PeopleSoft ‘poison pill’.”

The parties have reserved all claims and all rights to seek injunctive and other relief.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###